UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYTODYN INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

23283M101

(CUSIP Number of Common Stock Underlying Warrants)

Nader Z. Pourhassan, Ph.D.

President and Chief Executive Officer

CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

Telephone: 360-980-8524

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Michael Lerner, Esq.

Steven Skolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

Telephone: (212) 262-6700

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$30,143,167	$3,753

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 51,090,113 shares of common stock (the “Offer to Amend and Exercise”). The transaction value is calculated pursuant to Rule 0-11 using $0.59 per share of common stock, which represents the average of the high and low sales price of the common stock on November 16, 2017.
(2)	Calculated by multiplying the transaction value by 0.0001245.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:    ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EX-99(a)(1)(A)

EX-99(a)(1)(B)

EX-99(a)(1)(C)

EX-99(a)(1)(D)

EX-99(a)(5)(A)

EX-99(a)(5)(B)

EX-99(a)(5)(C)

Item 1.	SUMMARY TERM SHEET

The information under the heading “Summary of Terms” in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)	The name of the subject company (issuer) and filing person (offeror) is CytoDyn Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 1111 Main Street, Suite 660, Vancouver, Washington 98660, telephone (360) 980-8524.

(b)	As of November 24, 2017, the Company has: (i) outstanding warrants to purchase 325,000 shares of the Company’s common stock with an exercise price of $0.50 per share (the “$0.50 Warrants”); (ii) an outstanding warrant to purchase 50,000 shares of the Company’s common stock with an exercise price of $0.64 per share (the “$0.64 Warrants”); (iii) outstanding warrants to purchase 1,718,328 shares of the Company’s common stock with an exercise price of $0.675 per share (the “$0.675 Warrants”); (iv) outstanding warrants to purchase 34,342,395 shares of the Company’s common stock with an exercise price of $0.75 per share (the “$0.75 Warrants”); (v) an outstanding warrant to purchase 50,000 shares of the Company’s common stock with an exercise price of $0.81 per share (the “$0.81 Warrants”); (vi) an outstanding warrant to purchase 150,000 shares of the Company’s common stock with an exercise price of $0.83 per share (the “$0.83 Warrants”); (vii) an outstanding warrant to purchase 240,000 shares of the Company’s common stock with an exercise price of $0.92 per share (the “$0.92 Warrants”); (viii) outstanding warrants to purchase 11,296,640 shares of the Company’s common stock with an exercise price of $1.00 per share (the “$1.00 Warrants”); (x) outstanding warrants to purchase 210,000 shares of the Company’s common stock with an exercise price of $1.02 per share (the “$1.02 Warrants”); (ix) an outstanding warrant to purchase 250,000 shares of the Company’s common stock with an exercise price of $1.15 per share (the “$1.15 Warrants”); (x) an outstanding warrant to purchase 1,200,000 shares of the Company’s common stock with an exercise price of $1.25 per share (the “$1.25 Warrants”); and (xi) outstanding warrants to purchase 1,257,750 shares of the Company’s common stock with an exercise price of $1.35 per share (the “$1.35 Warrants” and collectively with the $0.50 Warrants, the $0.64 Warrants, the $0.675 Warrants, the $0.75 Warrants, the $0.81 Warrants, the $0.83 Warrants, the $0.92 Warrants, the $1.00 Warrants, the $1.02 Warrants, the $1.15 Warrants and the $1.25 Warrants, the “Original Warrants”).

Pursuant to the Offer to Amend and Exercise, the Original Warrants will be amended to reduce the exercise price of the Original Warrants to $0.50 per share of common stock in cash on the terms and conditions set forth in the Offer to Amend and Exercise. There is no minimum participation requirement with respect to the Offer to Amend and Exercise.

As of October 31, 2017, the Company had: (i) 157,980,339 shares of common stock outstanding; (ii) 921,000 shares of Series B Preferred Stock outstanding, and 360,026 shares of common stock that would be issuable at our election in lieu of cash as accrued dividends, if declared thereunder; (iii) outstanding warrants to purchase 157,980,339 shares of common stock (including, the Original Warrants); and (iv) outstanding options to purchase 10,227,281 shares of common stock issued pursuant to the Company’s 2012 Equity Compensation Plan (the “Plan”). In addition, the Company has reserved (i) an additional 8,051,324 shares of common stock reserved for the conversion of convertible notes and an additional 194,306 shares of common stock reserved for interest on such convertible notes, which may be paid in common stock rather than cash, and (ii) an additional 5,693,807 shares of common stock for issuance pursuant to the Plan.

(c)	No trading market exists for the Original Warrants or the Amended Warrants offered pursuant to the Offer to Amend and Exercise. Information about the trading market and price of the Company’s common stock under Section 12: “Trading Market and Price Range of Common Stock” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o CytoDyn Inc., 1111 Main Street, Suite 660, Vancouver, Washington 98660, telephone (360) 980-8524.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company:

Name	Position(s)
Anthony D. Caracciolo	Executive Chairman
Nader Z. Pourhassan, Ph.D.	President and Chief Executive Officer
Michael D. Mulholland	Chief Financial Officer
Denis R. Burger, Ph.D.	Director
Carl C. Dockery	Director
Gregory A. Gould	Director
Scott A. Kelly, M.D.	Director
A. Bruce Montgomery, M.D.	Director
Jordan G. Naydenov	Director

Item 4.	TERMS OF THE TRANSACTION

(a)	Information about the terms of the transaction under the headings “Summary of Terms” and “Description of Offer to Amend and Exercise” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	See Item 8 below for a description of the executive officers, directors and affiliates who hold Original Warrants and who will have an opportunity to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of Original Warrants.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)	Not applicable.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)	The information about the purposes of the transaction under Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	The Company intends to cancel the Original Warrants upon the exercise of the Original Warrants by the holders thereof. Pursuant to the Offer to Amend and Exercise, Original Warrants that are not so exercised will remain outstanding pursuant to their original terms.

(c)	No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Original Warrants in connection with this Offer to Amend and Exercise relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10), except as follows:

Any holder of Original Warrants who elects to exercise his, her or its Original Warrants will acquire additional shares of common stock of the Company as a result of such exercise. As of October 31, 2017, the Company had 157,980,339 shares of common stock outstanding. The Original Warrants are exercisable for an aggregate of 51,090,113 shares of common stock.

Assuming all Original Warrants are exercised for cash, the Company’s outstanding shares of common stock would increase to 209,070,452 shares, with the shares issued upon exercise of the Original Warrants representing approximately 24.4% of the then outstanding shares of common stock.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	The information about the source of funds under Section 13: “Source and Amount of Funds” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	As of October 31, 2017, there are outstanding Original Warrants to purchase an aggregate of 51,090,113 shares of common stock. The Company’s executive officers, directors and control persons, as described below, hold the following Original Warrants and will be entitled to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of Original Warrants:

Name	Position with the Company	Number of Original Warrants Held	Percentage of Original Warrants Held
Carl C. Dockery (1)	Director	2,406,183	4.7%
Anthony D. Caracciolo (2)	Executive Chairman	666,666	1.25%
Jordan G. Naydenov (3)	Director	316,666	*	%
Scott A. Kelly, M.D. (4)	Director	216,666	*	%

*	Less than 1%
(1)	Includes (i) 250,000 $0.50 Warrants expiring on December 31, 2019, (ii) 75,000 $0.50 Warrants expiring on February 2, 2020, (iii) 1,000,000 $0.68 Warrants expiring June 24, 2020, (iv) 33,333 $1.00 Warrants expiring on July 28, 2022, and (v) 1,047,850 $0.75 Warrants expiring October 23, 2018 each held by Alpha Venture Capital Partners, LP (“AVCP”). Mr. Dockery is the sole member of Alpha Advisors, LLC, the investment advisor for AVCP, and the managing member of Alpha Venture Capital Management, LLC, the general partner of AVCP. Mr. Dockery disclaims beneficial ownership of such Original Warrants except to the extent of his pecuniary interest therein.
(2)	Includes 666,666 $1.00 Warrants expiring on May 31, 2022 held by the Caracciolo Family Trust. Mr. Caracciolo disclaims beneficial ownership of such Original Warrants except to the extent of his pecuniary interest therein.
(3)	Includes (i) 250,000 $1.35 Warrants expiring on May 10, 2021 and (ii) 66,666 $1.00 Warrants expiring on July 26, 2022, each held directly by Mr. Naydenov.
(4)	Includes (i) 50,000 $1.35 Warrants expiring on May 26, 2021 held directly by Dr. Kelly and (ii) 166,666 $0.75 Warrants expiring on February 10, 2021 held by Dr. Kelly’s spouse.

Except as set forth above, none of the Company’s other executive officers or directors hold Original Warrants.

(b)	None of our directors or executive officers participated in any transaction involving the Original Warrants during the past 60 days.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	The information about the soliciting agent under Section 20: “Fees and Expenses” of the Offer to Amend and Exercise is incorporated herein by reference.

The Company may also use the services of its officers and employees to solicit holders of the Original Warrants to participate in the Offer to Amend and Exercise without additional compensation.

Item 10.	FINANCIAL STATEMENTS

(a)	The financial information required by Item 1010(a) is included under Section 15 “Information Regarding CytoDyn Inc.” of the Offer to Amend and Exercise, and as amended and supplemented, is incorporated by reference.

(b)	The pro forma financial information required by Item 1010(b) is included under Section 16 “Accounting Consequences of the Offer to Amend and Exercise” of the Offer to Amend and Exercise, as amended and supplemented, and is incorporated by reference.

Item 11.	ADDITIONAL INFORMATION

(a)	(1)	There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Amend and Exercise.

	(2)	There are no applicable regulatory requirements or approvals needed for the Offer to Amend and Exercise.

	(3)	There are no applicable anti-trust laws.

	(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

	(5)	None.

(c)	None.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Original Warrants

	(1)(B)	Offer to Amend and Exercise Warrants to Purchase Common Stock

	(1)(C)	Form of Election to Participate and Exercise Warrant

	(1)(D)	Form of Notice of Withdrawal

	(5)(A)	Annual Report on Form 10-K, as amended, containing audited financial statements for the fiscal years ended May 31, 2017 and 2016 (as filed with the SEC on July 20, 2017 and amended on July 27, 2017 and incorporated herein by reference)

	(5)(B)	Report on Form 10-Q for the quarter ended August 31, 2017 (as filed with the SEC on October 10, 2017 and incorporated herein by reference)

	(5)(C)	Registration Statement on Form S-3, as amended (File No. 333-213866), which registers the resale of the shares of common stock underlying certain Original Warrants (as filed with the SEC on October 19, 2016 and declared effective on October 21, 2016 and incorporated herein by reference)

	(5)(D)	Registration Statement on Form S-3, as amended (File No. 333-213349), which registers the issuance of shares of common stock underlying certain Original Warrants (as filed with the SEC on September 8, 2016 and declared effective on September 9, 2016 and incorporated herein by reference).

(b)	Not applicable.

(d)	Not applicable.

(g)	None.

(h)	None.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYTODYN INC.

By:	/s/ Nader Z. Pourhassan, Ph.D.
Name:	Nader Z. Pourhassan, Ph.D.
Title:	President and Chief Executive Officer
(Principal Executive Officer)